Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-61845



PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 23, 1995)

                              (ALABAMA POWER LOGO)

            1,520,000 SHARES                           6,480,000 SHARES
      5.83% CLASS A PREFERRED STOCK              5.20% CLASS A PREFERRED STOCK
   CUMULATIVE, PAR VALUE $1 PER SHARE         CUMULATIVE, PAR VALUE $1 PER SHARE
     (STATED CAPITAL $25 PER SHARE)             (STATED CAPITAL $25 PER SHARE)

                          ---------------------------
     This Prospectus Supplement of Alabama Power Company ("ALABAMA") relates to 1,520,000 shares of 5.83% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the "Old Money Preferred Stock") and 6,480,000 shares of 5.20% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the "New Money Preferred Stock" and, together with the Old Money Preferred Stock, the "new Stock").

     ALABAMA shall have the right to redeem the new Stock of each series, in whole or in part, without premium, from time to time, on or after August 19, 2008, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the stated capital plus accrued dividends to the redemption date.

     The Class A Preferred Stock ranks on a parity as to dividends and assets with ALABAMA's Preferred Stock (par value $100 per share).

     The amount of dividends payable in respect of the New Money Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends-received deduction. See "Certain Terms of the New Stock -- Dividend Rights."

     ALABAMA will be allowed a partial federal income tax deduction for the dividends paid on the Old Money Preferred Stock and, therefore, corporate holders of the Old Money Preferred Stock will be subject to the limited deduction for dividends received provided for in Section 244(a) of the Internal Revenue Code of 1986, as amended. See "Certain Terms of the New Stock -- Federal Income Tax Effect on Dividends" herein.

     Application will be made to list the new Stock of each series on the New York Stock Exchange (the "NYSE"). Listing will be subject to meeting the requirements of the NYSE, including those relating to distribution.
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                    PRICE TO           UNDERWRITING DISCOUNTS           PROCEEDS TO
                                                    PUBLIC(1)            AND COMMISSIONS(2)              ALABAMA(3)
-------------------------------------------------------------------------------------------------------------------------
Per Share of new Stock........................       $25.00                     $.50                       $24.50
-------------------------------------------------------------------------------------------------------------------------
Total.........................................    $200,000,000               $4,000,000                 $196,000,000
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of original issue.
(2) ALABAMA has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by ALABAMA estimated at $386,000.
                          ---------------------------
     The new Stock is offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Dewey Ballantine LLP, counsel for the Underwriter. It is expected that delivery of the new Stock will be made on or about August 19, 1998 at the offices of Lehman Brothers Inc. or through the facilities of The Depository Trust Company against payment therefor in immediately available funds.
                          ---------------------------
                                LEHMAN BROTHERS

August 10, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NEW STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND PURCHASING NEW STOCK TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), and are incorporated herein by reference and made a part of this Prospectus Supplement and the accompanying Prospectus:

     (a) ALABAMA's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (b) ALABAMA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

     (c) ALABAMA's Current Reports on Form 8-K dated February 11, 1998, February 20, 1998, April 17, 1998 and August 5, 1998.

     All documents filed by ALABAMA with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of this offering shall be deemed to be incorporated herein by reference and made a part of this Prospectus Supplement from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     ALABAMA WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). SUCH REQUESTS SHOULD BE DIRECTED TO WILLIAM B. HUTCHINS, III, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER, ALABAMA POWER COMPANY, 600 NORTH 18TH STREET, BIRMINGHAM, ALABAMA 35291, TELEPHONE: (205) 257-2905.

                         SELECTED FINANCIAL INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information regarding ALABAMA, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated herein by reference or elsewhere in this Prospectus Supplement, is qualified in its entirety by reference thereto and, therefore, should be read together therewith.

                                                                                              12 MONTHS
                                               YEAR ENDED DECEMBER 31,                          ENDED
                            --------------------------------------------------------------    JUNE 30,
                               1993       1994(2)        1995         1996         1997        1998(1)
                            ----------   ----------   ----------   ----------   ----------   -----------
                                                                                             (UNAUDITED)
                                              (THOUSANDS, EXCEPT RATIOS)
Operating Revenues........  $3,007,609   $2,935,142   $3,024,774   $3,120,775   $3,149,111   $3,296,000
Income Before Interest
  Charges.................     606,093      592,540      625,850      625,354      643,142      723,400
Net Income After Dividends
  on Preferred Stock......     346,494      356,338      360,894      371,490      375,939      415,786
Ratio of Earnings to Fixed
  Charges(3)..............        3.45         3.75         3.45         3.57         3.31         3.19
Ratio of Earnings to Fixed
  Charges Plus Preferred
  Dividend Requirements
  (Pre-Income Tax
  Basis)(4)...............        2.90         3.16         2.96         3.05         3.06         3.03

                                                                      CAPITALIZATION
                                                                   AS OF MARCH 31, 1998
                                                              -------------------------------
                                                                ACTUAL       AS ADJUSTED(5)
                                                              ----------   ------------------
                                                              (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $2,724,177   $2,754,177    44.2%
Cumulative Preferred Stock..................................     255,512      417,512     6.7
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes........................................     297,000      297,000     4.8
Senior Notes................................................     393,800      808,800    13.0
Other Long-Term Debt........................................   2,149,726    1,951,726    31.3
                                                              ----------   ----------   -----
          Total, excluding amounts due within one year......  $5,820,215   $6,229,215   100.0%
                                                              ==========   ==========   =====

---------------

(1) See "Recent Results of Operations" herein.
(2) "Operating Revenues" for the year ended December 31, 1994, include an adjustment due to a change in the estimating procedure for unbilled kilowatt-hours and associated revenues.
(3) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Income Before Interest Charges" all income taxes deducted therefrom and the debt portion of allowance for funds used during construction, and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(4) In computing this ratio, "Preferred Dividend Requirements" represent the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(5) Reflects (i) contributions to capital from The Southern Company in April 1998 in the amount of $30,000,000; (ii) the issuance in April 1998 of $190,000,000 aggregate principal amount of Series C 7% Senior Notes due March 31, 2048; (iii) the proposed issuance in August 1998 of $225,000,000 aggregate principal amount of Series D Senior Insured Quarterly Notes due September 30, 2018; (iv) the proposed redemption in September 1998 of the outstanding $198,000,000 aggregate principal amount of First Mortgage Bonds, 8 1/2% Series due May 1, 2022; (v) the proposed redemption in September 1998 of the outstanding 1,520,000 shares ($38,000,000 aggregate stated capital) of 6.80% Preferred Stock; and (vi) the issuance of the new Stock.
                                       S-3

                                  USE OF PROCEEDS

     The proceeds from the sale of the new Stock will be applied by ALABAMA to the redemption in September 1998 of 1,520,000 shares ($38,000,000 aggregate stated capital) of its 6.80% Preferred Stock and to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $294,886,000 as of August 10, 1998. Such redemption is subject to ALABAMA's closing the sale of the new Stock.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended June 30, 1998, the unaudited amounts of "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $3,296,000,000, $723,400,000 and $415,786,000, respectively. In the opinion of the management of ALABAMA, the above amounts for the twelve months ended June 30, 1998 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended June 30, 1998 were 3.19 and 3.03, respectively.

                         CERTAIN TERMS OF THE NEW STOCK

     The following description of certain terms of the new Stock offered hereby supplements, and should be read together with, the statements under "Description of New Stock" in the accompanying Prospectus.

     Dividend Rights: Dividends on the new Stock of each series will be payable at the rate shown in its title, on the first days of January, April, July and October in each year (each a "Dividend Payment Date"). Dividends on the new Stock of each series will be cumulative from the date of original issue and the first dividend will be payable on October 1, 1998.

     If, prior to 18 months after the date of the original issuance of the New Money Preferred Stock, one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends-received deduction for certain corporations (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends-Received Percentage"), certain adjustments may be made in respect of the dividends payable by ALABAMA on the New Money Preferred Stock, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable on the New Money Preferred Stock, as described below.

     The amount of each dividend payable (if declared) per share of New Money Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable described above (before adjustment) by the following fraction (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent rounded up):

                                  1-.35(1-.70)
                             ---------------------
                                  1-.35(1-DRP)

     For the purposes of the DRD Formula, "DRP" means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in Section 243(a)(1) of the Code or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, ALABAMA receives either an unqualified opinion of nationally recognized independent tax counsel selected by ALABAMA or a private letter ruling or similar form of authorization from the Internal Revenue Service ("IRS") to the effect that such amendment does not apply to a dividend payable on the New Money Preferred Stock, then such amendment will not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a Dividend Payment Date has been declared, the amount of the dividend payable on such Dividend Payment Date will not be increased; instead, additional dividends (the "Post Declaration Date Dividends") equal to the excess, if any, of (x) the product of the dividend paid by ALABAMA on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividend-Received Percentage applicable to the dividend in question and .50) over (y) the dividend paid by ALABAMA on such Dividend Payment Date, will be payable (if declared) to holders of New Money Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date or, if the New Money Preferred Stock is called for redemption prior to such record date, to holders of New Money Preferred Stock on the applicable redemption date, as the case may be, in addition to any other amounts payable on such date. Notwithstanding the foregoing provisions, if, with respect to any such amendment, ALABAMA receives either an unqualified opinion of nationally recognized independent tax counsel selected by ALABAMA or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend so payable on the New Money Preferred Stock, then such amendment will not result in the payment of Post Declaration Date Dividends. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a Dividend Payment Date as to which ALABAMA previously paid dividends on the New Money Preferred Stock (each, an "Affected Dividend Payment Date"), ALABAMA will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of New Money Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date (or, if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, to holders of New Money Preferred Stock on the record date following the date of enactment) or, if the New Money Preferred Stock is called for redemption prior to such record date, to holders of New Money Preferred Stock on the applicable redemption date, as the case may be, in an amount equal to the excess of (x) the product of the dividend paid by ALABAMA on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment
Date) over (y) the sum of the dividends paid by ALABAMA on each Affected Dividend Payment Date. ALABAMA will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, ALABAMA receives either an unqualified opinion of nationally recognized independent tax counsel selected by ALABAMA or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the New Money Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     Notwithstanding the foregoing, no adjustment in the dividends payable by ALABAMA shall be made, and no Post Declaration Date Dividends or Retroactive Dividends shall be payable by ALABAMA, in respect of the enactment of any amendment to the Code 18 months or more after the date of original issuance of the New Money Preferred Stock that reduces the Dividends-Received Percentage.

     In the event that the amount of dividends payable per share of the New Money Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, ALABAMA will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to the holders of New Money Preferred Stock.

     Unless the context otherwise requires, references to dividends on the New Money Preferred Stock in this Prospectus Supplement and the accompanying Prospectus means dividends as adjusted by the DRD Formula. ALABAMA's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by ALABAMA, shall be final and not subject to review absent manifest error.
                                       S-5

     Redemption Provisions: ALABAMA shall have the right to redeem the new Stock of each series, in whole or in part, without premium, from time to time, on or after August 19, 2008, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the stated capital plus accrued dividends to the redemption date.

     Transfer Agent and Registrar: The new Stock of each series will be transferable at the offices of Southern Company Services, Inc., 270 Peachtree Street, N.W., Atlanta, Georgia 30303.

     Restrictions on Common Stock Dividends: In December 1997, ALABAMA amended its charter to eliminate the provisions restricting the payment of cash dividends on ALABAMA's Common Stock as described in the accompanying Prospectus under the caption "Description of New Stock -- Restrictions on Common Stock Dividends."

     Voting Rights: In December 1997, ALABAMA amended its charter to eliminate the provisions giving the holders of Preferred Stock and Class A Preferred Stock voting rights in connection with certain dispositions of property, mergers or consolidations and the issuance by ALABAMA of unsecured debt in excess of certain amounts, as described in the third paragraph under the caption "Description of New Stock -- Voting Rights" in the accompanying Prospectus.

     Sinking Fund: The holders of the new Stock will not be entitled to the benefit of any sinking or purchase fund.

     Federal Income Tax Effect on Dividends: The Old Money Preferred Stock will be what is commonly referred to as "old money" preferred stock. ALABAMA will be allowed a partial federal income tax deduction under Section 247(a) of the Code with respect to dividends paid on the Old Money Preferred Stock. Accordingly, corporate holders of the Old Money Preferred Stock will be subject to the limited deduction for dividends received provided for in Section 244(a) of the Code instead of the larger deduction provided for in Section 243(a) of the Code which will apply to the New Money Preferred Stock. Corporations considering the purchase of the Old Money Preferred Stock should consult their own tax advisors concerning the tax effect of holding the Old Money Preferred Stock and the applicability of Section 244(a) and other dividends received deduction provisions of the Code to their particular situations.

                                  UNDERWRITING

     Lehman Brothers Inc. (the "Underwriter") has agreed, subject to the terms and conditions of the Purchase Agreement, to purchase from ALABAMA the new Stock. The Purchase Agreement provides that the Underwriter will be obligated to purchase all of the new Stock if any shares are purchased.

     ALABAMA has been advised by the Underwriter that it proposes to make a public offering of the new Stock of each series at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriter may allow to certain dealers a concession from the public offering price of $.25 per share; that the Underwriter may allow and such dealers may reallow a concession of $.15 per share to certain other dealers; and that after the initial public offering, the public offering price and concessions may be changed.

     ALABAMA has agreed to indemnify the Underwriter against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended. The Underwriter has agreed to reimburse ALABAMA for certain expenses.

     Prior to this offering, there has been no public market for the new Stock of either series. The new Stock of each series is expected to be approved for listing on the NYSE, subject to official notice of issuance. Trading of the new Stock of each series on the NYSE is expected to commence within a 30-day period after the initial delivery of the new Stock. The Underwriter has advised ALABAMA that it intends to make a market in the new Stock of each series prior to the commencement of trading on the NYSE. The Underwriter will have no obligation to make a market in the new Stock of either series, however, and may cease market making activities, if commenced, at any time.

     In order to facilitate the offering of the new Stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the new Stock. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the new Stock for its own account. In addition, to cover over-allotments or to stabilize the price of the new Stock, the Underwriter may bid for, and purchase, new Stock in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing new Stock in the offering, if the Underwriter repurchases previously distributed new Stock in transactions to cover short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the new Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     The Underwriter engages in transactions with, and from time to time has performed services for, ALABAMA and its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the new Stock and certain matters relating thereto will be passed upon on behalf of ALABAMA by Balch & Bingham LLP, Birmingham, Alabama, and by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriter by Dewey Ballantine LLP, New York, New York. However, all matters of Alabama law will be passed upon only by Balch & Bingham LLP.

                                    EXPERTS

     The financial statements and schedules of ALABAMA included in ALABAMA's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to ALABAMA's unaudited interim financial information for the periods ended March 31, 1998 and 1997, included in ALABAMA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in ALABAMA's Annual Report on Form 10-K for the year ended December 31, 1997, relating to titles to property of ALABAMA under "Item 2 -- Properties -- Titles to Property", and relating to ALABAMA under "Item 1 -- Business -- Regulation", "Item
1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition", have been reviewed by Balch & Bingham LLP, general counsel for ALABAMA, and such statements are made upon the authority of such firm as experts.

PROSPECTUS

                             ALABAMA POWER COMPANY
                      A SUBSIDIARY OF THE SOUTHERN COMPANY

                              FIRST MORTGAGE BONDS

                            CLASS A PREFERRED STOCK
                       CUMULATIVE, PAR VALUE $1 PER SHARE

                             ---------------------

     Alabama Power Company ("ALABAMA") may sell its First Mortgage Bonds (the "new First Mortgage Bonds") and Class A Preferred Stock, Cumulative, Par Value $1 Per Share (the "new Class A Preferred Stock"), aggregating up to $442,000,000 in principal amount or stated capital, as the case may be, in one or more transactions. See "Plan of Distribution."

     An accompanying Prospectus Supplement (the "Prospectus Supplement") will set forth the original principal amount, maturity date, interest rate provisions, redemption provisions and other terms of each series of the new First Mortgage Bonds and the number of shares, stated capital, dividend rate provisions, redemption provisions and other terms of each series of the new Class A Preferred Stock.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                             ---------------------

Dated August 23, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE THE IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALABAMA SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND ANY SUCH PROSPECTUS SUPPLEMENT.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES HEREBY OFFERED OR OTHER SECURITIES OF ALABAMA AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

     ALABAMA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Such reports and other information can be inspected and copied at the offices of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.; 500 West Madison Street, Suite 1400, Chicago, Ill.; and 13th Floor, Seven World Trade Center, New York, N.Y. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain securities of ALABAMA are listed on the New York Stock Exchange, and reports and other information concerning ALABAMA can be inspected at the office of such Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have heretofore been filed by ALABAMA with the SEC pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          1. Annual Report on Form 10-K for the year ended December 31, 1994.

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

          3. Current Report on Form 8-K dated February 15, 1995.

     All documents subsequently filed by ALABAMA with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     ALABAMA HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO ART
P. BEATTIE, VICE PRESIDENT, SECRETARY AND TREASURER, ALABAMA POWER COMPANY, 600 NORTH 18TH STREET, BIRMINGHAM, ALABAMA 35291, (205) 250-2505.

                              SELECTED INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information regarding ALABAMA, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated herein by reference or elsewhere in this Prospectus, is qualified in its entirety by reference thereto and, therefore, should be read together therewith.

                             ALABAMA POWER COMPANY

Business......................  Generation, transmission, distribution and sale of electric energy
Service Area..................  Approximately 44,500 square miles comprising most of the
                                State of Alabama
Service Area Population
  (1990 Census)...............  Approximately 3,224,000
Customers at December 31,
  1994........................  1,211,270
Generating Capacity at
  December 31, 1994
  (kilowatts).................  9,921,263
Sources of Generation during
  1994 (kilowatt-hours).......  Coal (68%), Nuclear (23%), Hydro (9%), Oil and Gas (less than 0.5%)

Sources of Generation
  Estimated for 1995
  (kilowatt-hours)............  Coal (74%), Nuclear (19%), Hydro (7%), Oil and Gas (less than 0.5%)

                         SELECTED FINANCIAL INFORMATION

                                                                                                      12 MONTHS
                                                                                                        ENDED
                                                       YEAR ENDED DECEMBER 31,                        JULY 31,
                                    --------------------------------------------------------------     1995(1)
                                       1990         1991         1992         1993         1994      (UNAUDITED)
                                    ----------   ----------   ----------   ----------   ----------   -----------
                                                             (THOUSANDS, EXCEPT RATIOS)
Operating Revenues(2).............  $2,722,424   $2,846,794   $2,846,840   $3,007,609   $2,935,142   $2,934,247
Income Before Interest Charges....  $  576,576   $  613,955   $  605,673   $  606,093   $  592,540   $  596,488
Net Income After Dividends on
  Preferred Stock.................  $  312,803   $  339,666   $  338,555   $  346,494   $  356,338   $  348,705
Ratio of Earnings to Fixed
  Charges(3)......................        3.10         3.30         3.41         3.45         3.75         3.55
Ratio of Earnings to Fixed Charges
  Plus Preferred Dividend
  Requirements (Pre-Income Tax
  Basis)(4).......................        2.53         2.71         2.79         2.90         3.16         3.01

                                                             CAPITALIZATION (UNAUDITED) AS OF
                                                                       JUNE 30, 1995
                                                             ---------------------------------
                                                               ACTUAL        AS ADJUSTED(5)
                                                             ----------    -------------------
                                                              (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity........................................  $2,627,132    $2,627,132     44.5%
Cumulative Preferred Stock.................................     440,400       540,400      9.1
Long-Term Debt.............................................   2,396,604     2,738,604     46.4
                                                             ----------    ----------    -----
          Total, excluding amounts due within one year.....  $5,464,136    $5,906,136    100.0%
                                                             ==========    ==========    =====

---------------

(1) See "Recent Results of Operations" herein.
(2) "Operating Revenues" for the year ended December 31, 1990 include amounts relating to certain energy sales (including sales to affiliates) that formerly were classified as purchased and interchanged power, net. Such amounts were reclassified to "Operating Revenues" effective December 31, 1991 in accordance with accounting requirements of the Federal Energy Regulatory Commission. "Operating Revenues" for the year ended December 31, 1994, and the twelve months ended July 31, 1995, include an adjustment due to a change in the estimating procedure for unbilled kilowatt-hours and associated revenues. See note 3 to the financial statements of ALABAMA included in ALABAMA's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference.
(3) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Income Before Interest Charges" all income taxes deducted therefrom and the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(4) In computing this ratio, "Preferred Dividend Requirements" represent the before income tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(5) Reflects the sale of the new First Mortgage Bonds and new Class A Preferred Stock, assuming amounts of $342,000,000 and $100,000,000, respectively, and no corresponding redemptions or other retirements of outstanding securities.

                             ALABAMA POWER COMPANY

     ALABAMA is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The predecessor Alabama Power Company had a continuous existence since its incorporation in 1906. The principal executive offices of ALABAMA are located at 600 North 18th Street, Birmingham, Alabama 35291, and the telephone number is (205) 250-1000.

     ALABAMA is a wholly-owned subsidiary of The Southern Company, a holding company registered under the Public Utility Holding Company Act of 1935. ALABAMA is engaged, within the State of Alabama, in the generation and purchase of electricity and the distribution and sale of such electricity at retail in over 1,000 communities (including Anniston, Birmingham, Gadsden, Mobile, Montgomery and Tuscaloosa), and at wholesale to 15 municipally-owned electric distribution systems, 11 of which are served indirectly through sales to the Alabama Municipal Electric Authority, and two rural distributing cooperative associations. ALABAMA also supplies steam service in downtown Birmingham. ALABAMA owns coal reserves near its Gorgas Steam-Electric Generating Plant and uses the output of coal from these reserves in its generating plants. It also sells, and cooperates with dealers in promoting the sale of, electric appliances.

     ALABAMA and one of its affiliates, Georgia Power Company ("GEORGIA"), each own 50% of the common stock of Southern Electric Generating Company ("SEGCO"). SEGCO owns generating units with an aggregate capacity of 1,019,680 kilowatts at the Ernest C. Gaston Steam Plant ("Plant Gaston") on the Coosa River near Wilsonville, Alabama. ALABAMA and GEORGIA are each entitled to one-half of the capacity and energy of these units. ALABAMA acts as SEGCO's agent in the operation of SEGCO's units and furnishes coal to SEGCO as fuel for its units. SEGCO also owns three 230,000 volt transmission lines extending from Plant Gaston to the Georgia state line.

                                USE OF PROCEEDS

     Except as may be otherwise described in a Prospectus Supplement, the proceeds from the sale of the new First Mortgage Bonds and new Class A Preferred Stock will be used in connection with ALABAMA's ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended July 31, 1995, the unaudited amounts of "Operating Revenues", "Income Before Interest Charges", and "Net Income After Dividends on Preferred Stock" were $2,934,247,000, $596,488,000 and $348,705,000, respectively. In the opinion of the management of ALABAMA, the above amounts for the twelve months ended July 31, 1995 reflect all adjustments (which were only normal recurring
                                        4
adjustments, except as indicated in Note 2 to the Selected Financial Information above) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended July 31, 1995 were 3.55 and 3.01, respectively.

                            DESCRIPTION OF NEW BONDS

     The new First Mortgage Bonds may be issued and sold by ALABAMA in one or more series. In the following description, references to the "new Bonds" and the "new Supplemental Indenture" (as hereinafter defined) are to new First Mortgage Bonds of the particular series referred to in the Prospectus Supplement and the new Supplemental Indenture pursuant to which such series is issued.

     General: The new Bonds are to be issued under the Indenture dated as of January 1, 1942, between ALABAMA and Chemical Bank, as Trustee, as supplemented by various supplemental indentures and as to be further supplemented by a Supplemental Indenture to be dated as of the first day of the calendar month during which the new Bonds are issued (the "new Supplemental Indenture"), all of which are exhibits to the registration statement of which this Prospectus is a part or incorporated by reference therein and are collectively referred to as the "Mortgage". The statements herein concerning the new Bonds and the Mortgage are an outline and do not purport to be complete descriptions thereof. They make use of defined terms and are qualified in their entirety by express reference to the cited sections and articles of the Mortgage.

     The new Bonds will mature on the date shown in their title as set forth in the Prospectus Supplement.

     The new Bonds in definitive form will be issued only as registered bonds without coupons in denominations of $1,000 or authorized multiples thereof or in such other denominations as set forth in the Prospectus Supplement. New Bonds will be exchangeable for a like aggregate principal amount of new Bonds of other authorized denominations, and are transferable, at the principal corporate trust office of the Trustee in New York City, or at such other office or agency of ALABAMA as ALABAMA may from time to time designate, without payment of any charge other than for any tax or taxes or other governmental charge.

     Any proposed listing of the new Bonds on a securities exchange will be described in the Prospectus Supplement.

     Except as otherwise may be indicated in the Prospectus Supplement, there are no provisions of the Mortgage which are specifically intended to afford holders of the new Bonds protection in the event of a highly leveraged transaction involving ALABAMA.

     Interest Rate Provisions: The Prospectus Supplement will set forth the interest rate provisions of the new Bonds, including payment dates, the record dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic interest rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the Prospectus Supplement).

     Redemption Provisions: The redemption provisions applicable to the new Bonds will be described in the Prospectus Supplement.

     Priority and Security: The new Bonds will rank equally as to security with the bonds of other series presently outstanding under the Mortgage, which is a direct first lien on substantially all of ALABAMA's fixed property and franchises, used or useful in its public utility business, subject only to excepted encumbrances, as defined in the Mortgage (Section 1.02).

     The Mortgage permits, within certain limitations specified in Section 7.05, the acquisition of property subject to prior liens. Under certain conditions specified in Section 7.14, additional indebtedness secured by such prior liens may be issued to the extent of 60% of the cost to ALABAMA or the fair value at date of acquisition, whichever is less, of the net property additions made by ALABAMA to the property subject to such prior lien.

     Improvement Fund Requirement: Pursuant to the new Supplemental Indenture and similar provisions of the supplemental indentures creating other series of bonds currently outstanding under the Mortgage (other
                                        5
than nine series of bonds aggregating $459,340,000 in principal amount issued and outstanding as of June 30, 1995 as collateral security for certain obligations), the annual improvement fund requirement applicable to the new Bonds and the bonds of each such other series, which must be satisfied on or before June 1 in each year, is equal to 1% of the principal amount of bonds authenticated of each such series prior to January 1 of that year (less bonds of such series retired directly or indirectly as a result of the release of property). The improvement fund requirements may be satisfied in cash or in principal amount of bonds authenticated under the Mortgage or to the extent of 60% of the cost or fair value, whichever is less, of unfunded net property additions. Any cash so deposited is to be used by the Trustee for the redemption at their then special redemption prices or other retirement of bonds of such series as may be designated by ALABAMA (subject to such limitation, if any, as to the new Bonds as set forth in the Prospectus Supplement and except as to limitations which have been or may be established in the supplemental indentures creating other series of bonds) or may be withdrawn by ALABAMA against the deposit of bonds or to the extent of 60% of unfunded net property additions.

     Replacement Requirement: By Section 4 of the Supplemental Indenture dated as of October 1, 1981, ALABAMA is required to certify to the Trustee unfunded net property additions or to deposit with the Trustee cash or bonds in an amount equal to the amount by which annual expenditures for renewals and replacements are less than 2.25% of the average annual amount of depreciable mortgaged property or such revised percentage as shall be authorized or approved by the SEC, or any successor commission, under the Public Utility Holding Company Act of 1935. Any available replacement credit may be carried forward and deposited cash or bonds may be withdrawn, used or applied in accordance with the provisions of said section.

     Any limitation on the right of ALABAMA to redeem new Bonds through the operation of the replacement provisions of the Mortgage will be described in the Prospectus Supplement.

     The Mortgage (Section 7.16) provides for an examination of the mortgaged property by an independent engineer at least once every five years. ALABAMA covenants to make good any maintenance deficiency shown by the certificate of such engineer and to record retirements as called for thereby.

     Issuance of Additional Bonds: Additional bonds may be issued under the Mortgage (a) under Article IV to the extent of 60% of the cost or fair value at date of acquisition, whichever is less, of unfunded net property additions, as defined in the Mortgage (Sections 1.08 through 1.11, as amended), or (b) under
Article V against the retirement of other bonds theretofore outstanding under the Mortgage, or (c) under Article VI against the deposit of cash equal to the principal amount of bonds to be issued. Such additional bonds, however, may be issued, except in certain cases when issued under Article V, only if, for a period of twelve consecutive calendar months within the fifteen preceding calendar months, the net earnings of ALABAMA, as defined in the Mortgage (Section 1.03, as amended), shall have been at least twice the interest requirements for one year on all bonds outstanding, including the additional bonds applied for and all outstanding prior lien bonds and other indebtedness of the character described in the Mortgage. Such net earnings are computed, in effect, after making certain deductions including (i) all operating expenses other than income and excess profits taxes and (ii) the amount, if any, by which the aggregate charges to expense or income to provide for depreciation are less than 2.25% of the average amount of depreciable mortgaged property. Under this provision, no amount is included in interest requirements on account of $167,950,000 principal amount of first mortgage bonds (out of a total of $459,340,000 principal amount) issued and outstanding as of June 30, 1995, as collateral for certain obligations for which such bonds are pledged as security. No interest is payable on any such bonds unless and until default occurs on such obligations.

     Cash deposited as the basis for the issuance of bonds may be applied to the retirement of bonds or be withdrawn against the deposit of bonds or be withdrawn to the extent of 60% of the cost or fair value, whichever is less, of unfunded net property additions (Article VI).

     Release and Substitution of Property: The Mortgage (Article X) provides that, subject to various limitations, property may be released from the lien thereof when sold or exchanged, upon the basis of cash deposited with the Trustee, bonds or purchase money obligations delivered to the Trustee, prior lien bonds delivered to the Trustee or reduced or assumed, property additions acquired in exchange for the property released, or unfunded net property additions certified to the Trustee.

     The Mortgage (Section 10.05) permits the cash proceeds of released property and other funds to be withdrawn either upon a showing that unfunded net property additions exist or against the deposit of bonds and also permits such proceeds and other funds to be applied to the retirement of bonds.

     Restrictions on Common Stock Dividends: There are various restrictions on Common Stock dividends in the Mortgage (which are to remain in effect so long as certain series of bonds are outstanding). Any restrictions on dividends and distributions on Common Stock in the new Supplemental Indenture will be set forth in the Prospectus Supplement.

     See also "Description of New Stock -- Restrictions on Common Stock Dividends" herein.

     Amendments to the Mortgage: By Section 6(g) of the Supplemental Indenture dated as of October 1, 1981, the Mortgage may be modified with the consent of the holders of not less than a majority in principal amount of the bonds at the time outstanding which would be affected by the action proposed to be taken. However, the bondholders shall have no power (i) to extend the fixed maturity of any bonds, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, without the express consent of the holder of each bond which would be so affected, or (ii) to reduce the aforesaid percentage of bonds, the holders of which are required to consent to any such modification, without the consent of the holders of all bonds outstanding, or
(iii) to permit the creation by ALABAMA of any mortgage or pledge or lien in the nature thereof, not otherwise permitted under the Mortgage, ranking prior to or equal with the lien of the Mortgage on any of the mortgaged and pledged property, or (iv) to deprive the holder of any bond outstanding under the Mortgage of the lien thereof on any of the mortgaged and pledged property. The Trustee shall not be obligated to enter into a supplemental indenture which would affect its own rights, duties or immunities under the Mortgage or otherwise.

     Regarding the Trustee: Chemical Bank, New York, is Trustee under the Mortgage. Such bank is a depositary of ALABAMA. ALABAMA and its affiliates borrow from such bank from time to time.

     Enforcement Provisions: The Mortgage (Section 11.05) provides that, upon the occurrence of certain events of default, the Trustee or the holders of not less than 20% in principal amount of outstanding bonds may declare the principal of all outstanding bonds immediately due and payable, but that, upon the curing of any such default, the holders of a majority in principal amount of outstanding bonds may waive such default and its consequences.

     The holders of a majority in principal amount of outstanding bonds may direct the time, method and place of conducting any proceeding for the enforcement of the Mortgage (Sections 11.12 and 11.01). No holder of any bond has any right to institute any proceedings to enforce the Mortgage or any remedy thereunder, unless such holder shall previously have given to the Trustee written notice of a default, and unless such holder or holders shall have tendered to the Trustee indemnity against costs, expenses and liabilities, and unless the holders of not less than 20% in principal amount of outstanding bonds shall have tendered such indemnity and requested the Trustee to take action and the Trustee shall have failed to take action within 60 days (Section 11.14).

     Defaults: By Section 11.01 of the Mortgage, the following events are defined as "defaults": failure to pay principal; failure for 60 days to pay interest; failure for 90 days to pay any sinking or other purchase fund installment; certain events in bankruptcy, insolvency or reorganization; and failure for 90 days after notice to perform other covenants. By Section 9.03 of the Mortgage, a failure by ALABAMA to deposit or direct the application of money for the redemption of bonds called for redemption also constitutes a default.

     Evidence as to Compliance with Conditions and Covenants: The Mortgage requires ALABAMA to furnish to the Trustee, among other things, a certificate of officers and an opinion of counsel as evidence of compliance with conditions precedent provided for therein; a certificate of an engineer (who, in certain instances, must be an independent engineer) with respect to the fair value of property certified or released; and a certificate of an accountant (who, in certain instances, must be an independent public accountant) as to compliance with the earnings, improvement fund and replacement requirements. Various certificates and other documents are required to be filed periodically or upon the happening of certain events; however, no general periodic evidence is required by the Mortgage to be furnished as to the absence of default or as to compliance with the terms of the Mortgage in general.

                            DESCRIPTION OF NEW STOCK

     The new Class A Preferred Stock may be issued and sold by ALABAMA in one or more series. In the following description, references to the "new Stock" are to new Class A Preferred Stock of the particular series referred to in the Prospectus Supplement.

     General: The new Stock is to be established by resolutions of the Board of Directors of ALABAMA (the "Resolutions"), a copy of which is an exhibit to the registration statement (or incorporated by reference therein) to which reference is hereby made. The Resolutions shall include a provision fixing the stated capital of the new Stock. The statements herein concerning the new Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by express reference to the cited provisions of the charter of ALABAMA, as amended (the "charter"), a copy of which is filed as an exhibit to the registration statement. The general provisions which apply to the preferred stock of ALABAMA of all classes, which are now or may hereafter be authorized or created, are set forth in the charter.

     In addition to the new Class A Preferred Stock, at June 30, 1995, there were outstanding 11,520,000 shares of Class A Preferred Stock with a stated capital of $25 per share, 500,000 shares of Class A Preferred Stock with a stated capital of $100 per share and 200 shares of Class A Preferred Stock with a stated capital of $100,000 per share. Additionally, at June 30, 1995, ALABAMA had outstanding 824,000 shares of Preferred Stock which have a par value of $100 per share. The Class A Preferred Stock ranks on a parity as to dividends and assets with the outstanding Preferred Stock and has the same rights and preferences as the outstanding Preferred Stock. On all matters submitted to a vote of the holders of the Preferred Stock and the Class A Preferred Stock (other than a change in the rights and preferences of only one, but not the other, such kind of stock), both kinds of stock vote together as a single class, and each share of Preferred Stock and Class A Preferred Stock shall have the relative voting rights described in "Voting Rights" herein.

     The new Stock will not be subject to further calls or to assessment by ALABAMA.

     Any proposed listing of the new Stock on a securities exchange will be described in the Prospectus Supplement.

     Transfer Agent and Registrar: The new Stock will be transferable at the office of Southern Company Services, Inc., 64 Perimeter Center East, Atlanta, Georgia 30346, which will also serve as the Registrar.

     Dividend Rights: The holders of the Preferred Stock and Class A Preferred Stock of each class are entitled to receive cumulative dividends, payable when and as declared by the Board of Directors, at the rates determined for the respective classes, before any dividends may be declared or paid on the Common Stock. Dividends on the Preferred Stock and Class A Preferred Stock must have been or be contemporaneously declared and set apart for payment, or paid, on the Preferred Stock and Class A Preferred Stock of all classes for all dividend periods terminating on the same or an earlier date (Charter -- A. Preferred Stock -- 2. General Provisions -- a and b).

     The Prospectus Supplement will set forth the dividend rate provisions of the new Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the Prospectus Supplement). Dividends payable on the new Stock will be cumulative from the date of original issue.

     Restrictions on Common Stock Dividends: ALABAMA's charter contains provisions which prohibit the payment of cash dividends on Common Stock (except those paid concurrently with the receipt of a cash capital contribution in like amount) in cases where retained earnings are not at least equal to two times annual dividends on the outstanding Preferred Stock and the Class A Preferred Stock. At June 30, 1995, this restriction amounted to $53,673,000. The charter also limits cash dividends on Common Stock to 50% of net
                                        8
income during a prior period of twelve months if, calculated on a corporate basis, the ratio of Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of net income if such ratio is 20% or more but less than 25%.

     See also "Description of New Bonds -- Restrictions on Common Stock Dividends" herein.

     Redemption Provisions: The redemption provisions applicable to the new Stock will be described in the Prospectus Supplement.

     The charter provides that ALABAMA shall not redeem, purchase or otherwise acquire any shares of Preferred Stock or Class A Preferred Stock if, at the time of such redemption, purchase or other acquisition, dividends payable on the Preferred Stock or Class A Preferred Stock of any class shall be in default in whole or in part unless, prior to or concurrently with such redemption, purchase or other acquisition, all such defaults shall be cured or unless such action has been ordered, approved or permitted under the Public Utility Holding Company Act of 1935 by the SEC or any successor commission or regulatory authority of the United States of America (Charter -- A. Preferred Stock -- 2. General
Provisions -- d).

     Voting Rights: Except as otherwise provided by law or in the charter, the right to vote is vested in the holders of the Common Stock; provided, however, that, if and so long as four quarterly dividends payable on the Preferred Stock or Class A Preferred Stock of any class shall be in default, the holders of the Preferred Stock and Class A Preferred Stock of all classes shall have the exclusive right, voting separately and as a single class, to elect the smallest number of directors which shall constitute a majority of the then authorized number of directors and, on all other matters, the right to vote together with the holders of the Common Stock. In each instance in which the holders of the Preferred Stock and the Class A Preferred Stock are entitled to vote separately and as a single class or to vote together with the holders of the Common Stock, the relative voting power of the various classes of stock shall be computed as hereinafter provided. Stockholders are entitled to cumulative voting at elections of directors (Charter -- C. Voting Powers).

     The affirmative vote of at least two-thirds of the total voting power of the outstanding shares of Preferred Stock and Class A Preferred Stock will be required for --

          (a) the authorization or creation of any kind of stock preferred as to dividends or assets over the Preferred Stock or Class A Preferred Stock or the issue (such issuance to be within twelve months after such vote) of any shares of any kind of stock preferred as to dividends or assets over the Preferred Stock or Class A Preferred Stock or any security convertible into such kind of stock or a change in any of the rights and preferences of the then outstanding Preferred Stock or Class A Preferred Stock in any manner so as to affect adversely the holders thereof; provided, however, that, if any such change would adversely affect the holders of only one, but not the other, such kind of stock, only the vote of the holders of at least two-thirds of the total voting power of the outstanding shares of the kind so affected will be required; or

          (b) the issue, sale or other disposition of any shares of Preferred Stock if the total number of shares thereof to be outstanding would exceed 300,000, or the issue, sale or other disposition of any shares of Class A Preferred Stock, or the issue, sale or other disposition of any senior or equally ranking stock, or the reissue, sale or other disposition of any shares of Preferred Stock or Class A Preferred Stock or senior or equally ranking stock which have been redeemed, purchased or otherwise acquired by ALABAMA, unless, in any such case, (i) net income available for dividends for a period of twelve consecutive calendar months within the 15 preceding calendar months is at least equal to two times the annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding;
     (ii) gross income available for interest for a period of twelve consecutive calendar months within the 15 preceding calendar months is at least equal to one and one-half times the aggregate of annual interest requirements and annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding; and (iii) the aggregate of common stock capital and surplus is not less than the aggregate amount payable upon involuntary liquidation on all shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding (Charter -- A. Preferred
     Stock -- 2. General Provisions -- e.).

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     The affirmative vote of at least a majority of the total voting power of the outstanding shares of Preferred Stock and Class A Preferred Stock will be required for --

          (a) a disposition of substantially all of ALABAMA's property, or a merger or consolidation, unless such action has been approved under the Public Utility Holding Company Act of 1935 by the SEC or any successor commission or regulatory authority of the United States of America; or

          (b) the issue or assumption of any securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the Preferred Stock or Class A Preferred Stock or of any senior or equally ranking stock) if immediately after such issue or assumption the total outstanding principal amount of all securities representing unsecured debt will thereby exceed 20% of the aggregate of all existing secured debt and the capital stock, premiums thereon, and surplus, as stated on the books. (Charter -- A. Preferred Stock -- 2. General Provisions -- f.).

     The charter provides that relative voting power of each share of Preferred Stock and Class A Preferred Stock shall be in the same proportion to all the outstanding shares of Preferred Stock and Class A Preferred Stock as the ratio of (i) the stated capital of such share to (ii) the aggregate stated capital of all then outstanding shares of Preferred Stock and Class A Preferred Stock. Thus, a share of Class A Preferred Stock having a stated capital of $25 per share will have one-fourth the voting power of a share of Preferred Stock or Class A Preferred Stock having a stated capital of $100 per share. In voting by holders of Preferred Stock and Class A Preferred Stock together with the holders of the Common Stock, each share of Common Stock will have one vote, each share of Preferred Stock will have one vote and each share of Class A Preferred Stock having a stated capital of other than $100 per share will have that number of votes which is proportionate to such one vote as determined above in this paragraph (Charter -- C. Voting Powers).

     Liquidation Rights: Upon voluntary or involuntary liquidation, the holders of the Preferred Stock and Class A Preferred Stock of each class, without preference between classes, will be entitled to receive the amounts specified to be payable on the shares of such class (which, in the case of the new Stock, is an amount equal to the stated capital per share on involuntary liquidation, or an amount equal to the then current regular redemption price per share on voluntary liquidation, plus accrued dividends in each case) before any distribution of assets may be made to the holders of the Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first, of the amount per share payable in the event of involuntary liquidation, second, of accrued dividends, and third, of any premium
(Charter -- A. Preferred Stock -- 2. General Provisions -- c.).

     Sinking Fund: The terms and conditions of a sinking fund or purchase fund, if any, for the benefit of the holders of the new Stock will be set forth in the Prospectus Supplement.

     Other Rights: The holders of the new Stock do not have any preemptive or conversion rights.

                           LEGAL OPINIONS AND EXPERTS

     Counsel for ALABAMA, Balch & Bingham, Birmingham, Alabama, and Troutman Sanders LLP, Atlanta, Georgia, will render opinions to the underwriters or purchasers upon the legality of the new First Mortgage Bonds and new Class A Preferred Stock. A separate firm may act as counsel for the underwriters or purchasers and render an opinion to them upon the legality of the new First Mortgage Bonds and new Class A Preferred Stock. However, all matters of Alabama law will be passed upon only by Balch & Bingham.

     The financial statements and schedules of ALABAMA included in ALABAMA's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the ALABAMA unaudited interim financial information for the periods ended March 31, 1995 and 1994, and June 30, 1995 and 1994, included in ALABAMA's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, respectively, and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the
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



degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in ALABAMA's Annual Report on Form 10-K for the year ended December 31, 1994, relating to titles to property of ALABAMA under "Item 2 -- Properties -- Titles to Property", relating to ALABAMA and SEGCO under "Item 1 -- Business -- Regulation" and relating to ALABAMA under "Item 1 -- Business -- Rate Matters", "Item
1 -- Business -- Long-Term Power Sales Agreements" and "Item
1 -- Business -- Competition", and in this Prospectus relating to the lien of the Mortgage and the priority of the new First Mortgage Bonds under "Description of New Bonds -- Priority and Security", have been reviewed by Balch & Bingham, general counsel for ALABAMA, and such statements are made upon the authority of such firm as experts.

                              PLAN OF DISTRIBUTION

     ALABAMA may sell the new First Mortgage Bonds and new Class A Preferred Stock in one or more transactions. Purchasers of the new First Mortgage Bonds and new Class A Preferred Stock from ALABAMA may include underwriters, dealers or purchasers acting for themselves. A Prospectus Supplement will set forth the purchase price of any series of the new First Mortgage Bonds and new Class A Preferred Stock with respect to which an agreement of sale has been entered into by ALABAMA, the proceeds to ALABAMA from such sale, and the terms of any re-offering, including the names of any underwriters, any underwriting discounts and other items consisting of underwriters' compensation, any fixed public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any fixed public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are involved in the sale, new First Mortgage Bonds or new Class A Preferred Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase new First Mortgage Bonds or new Class A Preferred Stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such new First Mortgage Bonds or new Class A Preferred Stock if any are purchased.

     New First Mortgage Bonds and new Class A Preferred Stock may be sold directly by ALABAMA or through agents designated by ALABAMA from time to time. A Prospectus Supplement will set forth the name of any agent involved in any such offer or sale, as well as any commissions payable by ALABAMA to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Prospectus Supplement will set forth the name or names and terms of appointment of any remarketing agent or agents or any auction agent or agents which may be appointed by ALABAMA in connection with any remarketing procedures or auction procedures, as the case may be, that may be applicable as described in the Prospectus Supplement.

     ALABAMA may agree to indemnify underwriters and purchasers of the new First Mortgage Bonds and new Class A Preferred Stock and any agents designated by ALABAMA as aforesaid against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Underwriters or purchasers of the new Class A Preferred Stock may include one or more of the following: Robert W. Baird & Co. Incorporated; Bear, Stearns & Co. Inc.; J.C. Bradford & Co.; Alex. Brown & Sons Incorporated; Chase Securities Inc.; Chemical Securities Inc.; Citicorp Securities, Inc.; Dain Bosworth Incorporated; Daiwa Securities America Inc.; Dean Witter Reynolds Inc.; Dillon, Read & Co. Inc.; Donaldson, Lufkin & Jenrette Securities Corporation; A.G. Edwards & Sons, Inc.; CS First Boston Corporation; Goldman, Sachs & Co.; Interstate/Johnson Lane Corporation; Edward D. Jones & Co.; Kemper
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



Securities Group, Inc.; W.R. Lazard; Legg Mason Wood Walker Incorporated; Lehman Brothers; Merrill Lynch, Pierce, Fenner & Smith Incorporated; J.P. Morgan Securities Inc.; Morgan Keegan & Company, Inc.; Morgan Stanley & Co. Incorporated; Nomura Securities International, Inc.; PaineWebber Incorporated; Porter, White & Company, Inc.; Prudential Securities Incorporated; Pryor, McClendon, Counts & Co., Inc.; Raymond James & Associates, Inc.; Rauscher Pierce Refsnes, Inc.; The Robinson-Humphrey Company, Inc.; L.F. Rothschild and Co. Incorporated; Salomon Brothers Inc; Smith Barney Inc.; Sterne, Agee & Leach, Inc.; SouthTrust Securities, Inc.; Swiss Bank Corporation International Securities Inc.; Thomson McKinnon Securities Inc.; Thorton, Farish & Company, Inc.; Tucker Anthony Incorporated; UBS Securities Inc.; and Wertheim Schroder & Co. Incorporated.

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